    Exhibit 97.1
OPORTUN FINANCIAL CORPORATION
COMPENSATION RECOVERY (“CLAWBACK”) POLICY
Effective November 29, 2023
Oportun Financial Corporation (the “Company”) is committed to strong corporate governance. As part of this commitment, the Company’s Board of Directors (the “Board”) has adopted this Compensation Recovery (“Clawback”) Policy. This Policy is intended to further the Company’s pay-for-performance philosophy and to comply with applicable law by providing for the recovery of certain executive compensation in the event of an Accounting Restatement. The capitalized terms in this Policy are defined below.
This Policy is intended to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), with Rule 10D-1 under the Exchange Act and with the listing standards of The Nasdaq Stock Market LLC (the “Exchange”) on which the securities of the Company are listed. This Policy will be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Rule 10D-1 under the Exchange Act and with the listing standards of the Exchange, including any interpretive guidance provided by the Exchange.
The application of the Policy to Executive Officers is not discretionary and applies without regard to whether an Executive Officer was at fault, except to the limited extent provided below.
Persons Covered by the Policy
This Policy is binding and enforceable against all Executive Officers. Each Executive Officer shall be required to sign and return to the Company an acknowledgement pursuant to which such Executive Officer will agree to be bound by the terms and comply with this Policy, provided that failure to obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.
Administration of the Policy
The Compensation and Leadership Committee (the “Compensation Committee”) of the Board has full delegated authority to administer this Policy. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. In addition, if determined in the discretion of the Board, this Policy may be administered by the independent members of the Board or another independent committee thereof, in which case all references herein to the Compensation Committee shall be deemed references to the independent members of the Board or the other independent committee of the Board, as applicable. All determinations of the Compensation Committee and any other administrator of the Policy will be final and binding on all interested persons and will be given the maximum deference permitted by law.
Compensation Covered by the Policy
This Policy applies to all Incentive-Based Compensation that is Received after October 2, 2023 by a person (A) after such individual begins service as an Executive Officer, (B) who served as an Executive Officer at any time during the applicable performance period for that Incentive-Based Compensation and (C) during the Covered Period (“Clawback Eligible Incentive-Based Compensation”).

Events Requiring Application of the Policy
If:

1.the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”); AND
2.any Executive Officer has Received Clawback Eligible Incentive-Based Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had such Incentive-Based Compensation been determined based on the restated amounts, computed without regard to any taxes paid (such compensation, the “Erroneously Awarded Compensation”);
then, the Company will recover reasonably promptly the amount of such Erroneously Awarded Compensation in compliance with this Policy unless an exception applies under this Policy.
Determining Erroneously Awarded Compensation for Certain Incentive-Based Compensation
To determine the amount of Erroneously Awarded Compensation for Incentive-Based Compensation based on stock price or total shareholder return, where it is not subject to mathematical recalculation directly from the information in an Accounting Restatement:
•The amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and
•The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.
Repayment of Erroneously Awarded Compensation
Executive Officers are required to repay Erroneously Awarded Compensation to the Company. Subject to applicable law, the Company may recover such Erroneously Awarded Compensation by requiring the Executive Officer to repay such amount to the Company by direct payment to the Company or such other means or combination of means as the Compensation Committee determines to be appropriate (which determinations need not be identical as to each Executive Officer), which may include, without limitation:
A.requiring reimbursement of cash Incentive-Based Compensation previously paid;
B.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
C.offsetting the amount to be recovered from any unpaid or future compensation to be paid by the Company to the Executive Officer;
D.cancelling outstanding vested or unvested equity awards; and/or
E.taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee.
The repayment of Erroneously Awarded Compensation shall be made by such Executive Officer notwithstanding any Executive Officer’s belief (whether legitimate or non-legitimate) that the Erroneously Awarded Compensation had been previously earned under applicable law and therefore not subject to clawback.

This Policy does not preclude the Company from taking any other action to enforce an Executive Officer’s obligations to the Company or to discipline an Executive Officer, including (without limitation) termination of employment, institution of civil proceedings, reporting of misconduct to appropriate governmental authorities, reduction of future compensation opportunities or change in role.
Exceptions to the Policy
The Company must recover the Erroneously Awarded Compensation in accordance with this Policy except to the limited extent that the conditions set forth below are met, and the Compensation Committee has made a determination that recovery of the Erroneously Awarded Compensation would be impracticable:
A.    The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before reaching this conclusion, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or
B.    Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before reaching this conclusion, the Company must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or
C.    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the legal requirements as such.
Defined Terms in this Policy
The capitalized terms in this Policy have the following meaning, unless clearly required otherwise by the context.
“Accounting Restatement Determination Date” means the earliest to occur of:
A.The date the Board, a committee of the Board, or one or more of the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and
B.The date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
“Covered Period” means the three completed fiscal years immediately preceding the Accounting Restatement Determination Date, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years in accordance with Exchange Act Rule 10D-1. The Company’s obligation to recover Erroneously Awarded Compensation (as defined below) is not dependent on if or when the restated financial statements are filed.
“Executive Officer” means the Company’s current and former executive officers, as determined in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards. For the avoidance of doubt, even if an individual who was formerly designated as an executive officer of the Company is no longer designated as such, that individual will continue to be an Executive Officer under this Policy.
“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, no compensation that is potentially subject to recovery under this Policy will be earned until the Company’s right to recover under the Policy has lapsed.
The following items of compensation are not Incentive-Based Compensation under the Policy: salaries, bonuses paid solely at the discretion of the Compensation Committee or the Board that are not paid from a bonus pool that is determined by satisfying a Financial Reporting Measure, bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period, non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures, and equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period (e.g., time-based vesting equity awards) and/or attaining one or more non-Financial Reporting Measures.
“Policy” means this Compensation Recovery (“Clawback”) Policy, as it may be amended from time to time.
Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
Other Important Information in the Policy
This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer, as well as any other applicable laws, regulatory requirements, rules, or pursuant to the terms of any similar policy or agreement.
Notwithstanding the terms of any of the Company’s organizational documents (including, but not limited to, the Company’s Bylaws), any corporate policy or any contract (including, but not limited to, any indemnification agreement), the Company will not indemnify any Executive Officer or former Executive Officer against any loss of Erroneously Awarded Compensation. The Company will not pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations. In the event the Company is required to recover Erroneously Awarded Compensation from a former Executive Officer pursuant to this Policy, the Company will be entitled to seek such recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement the former Executive Officer may have signed.
The Compensation Committee or Board may review and modify this Policy from time to time.
If any provision of this Policy or the application of any such provision to any Executive Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

ACKNOWLEDGEMENT
•I acknowledge that I have received and read the Compensation Recovery (“Clawback”) Policy (the “Policy”) of Oportun Financial Corporation (the “Company”).
•I understand acknowledge that the Policy applies to me, and all of my beneficiaries, heirs, executors, administrators or other legal representatives.
•I agree to be bound by and to comply with the Policy.
•I understand that my failure to comply in all respects with the Policy is a basis for termination of my employment with the Company as well as any other appropriate discipline.
•I understand that neither this Policy, nor the application of this Policy to me, gives rise to a resignation for good reason (or similar concept) by me under any applicable employment agreement or arrangement.
•I acknowledge that if I have questions concerning the meaning or application of the Policy, it is my responsibility to seek guidance from the Legal team, Human Resources or my own personal advisers.
•I acknowledge that neither this Acknowledgement nor the Policy is meant to constitute an employment contract.
Please review, sign and return this form to Human Resources.

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